UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 7)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

EMBRATEL PARTICIPAÇÕES S.A.

(Offerors)

(Name of Filing Persons)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A. – Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: (55) 21 2121-3636

with copies to

Nicolas Grabar, Esq.

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,329,522.68	$8,302.90

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Persons at a purchase price of R$29.02 in cash per Preferred Share. As of August 19, 2013, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 223,080,448 are owned directly or indirectly by the Filing Persons. As a result, this calculation assumes the purchase of 5,423,468 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate in effect on October 11, 2013 of U.S.$1 = R$2.176, as reported by Bloomberg L.P.

(2)	The total filing fee of $8,302.90 was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is the sum of (i) $8,176.57 (paid on August 13, 2012), which is the product of $71,348,734.58 (the transaction value calculated at the exchange rate in effect on August 8, 2012 of U.S.$1 = R$2.025, as reported by Bloomberg L.P.) and 0.0001146 (the Fee Rate then in effect based on Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011), and (ii) $126.33 (paid on October 17, 2013), which is the product of $980,788.10 (the difference between the previous transaction value of $71,348,734.58 and the current Transaction Value of $72,329,522.68) and 0.0001288 (the Fee Rate currently in effect based on Fee Rate Advisory #1 for fiscal year 2014, issued on August 30, 2013).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $8,302.90	Filing Parties: Empresa Brasileira de Telecomunicações S.A. – Embratel and Embratel Participações S.A.

Form or Registration No: Schedule TO	Dates Filed: August 13, 2012 and October 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO filed with the Securities and Exchange Commission on August 14, 2012, as previously amended and supplemented (the “Schedule TO”), by Empresa Brasileira de Telecomunicações S.A.—Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”). The Schedule TO relates to the offer (the “Offer”) by the Offerors to purchase any and all of the outstanding common shares, no par value (“Common Shares”), and preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., other than those held by the Offerors or their affiliates. The Offer is being made upon the terms and subject to the conditions set forth in the offer to purchase dated October 17, 2013, as amended and supplemented (the “Offer to Purchase”), and the related ADS letter of transmittal.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. All page references in this Amendment refer to the Offer to Purchase. Capitalized terms used in this Amendment without definition shall have the meanings specified in the Schedule TO.

Items 1 through 11 and Item 13.

On November 27, 2013, the São Paulo Stock Exchange disclosed the offer price, including all accrued interest through the Auction Date, of R$29.73.

THE TENDER OFFER – 2. Acceptance for Payment and Payment for Shares.

The following new paragraphs are hereby added after the first full paragraph and prior to the section entitled “3. Procedures for Participating in the Tender Offer” on page 47:

“The tender offer expired (i) at the ADR Expiration Time on the Expiration Date for holders of Preferred Shares represented by ADSs and (ii) at the Share Expiration Time on the Expiration Date for holders of Common Shares and Preferred Shares held directly. Based on a final count by Banco Itaú BBA S.A., 10,219,622 Common Shares and 3,456,310 Preferred Shares were validly tendered in the tender offer.

All Common Shares and Preferred Shares, including Preferred Shares represented by ADSs, that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the tender offer and applicable law.”

On November 27, 2013, the Offerors issued a press release announcing the final results of the Offer, a copy of which is attached as Exhibit (a)(1)(xiii) hereto and is incorporated herein by reference.

Item 12. Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(1)(xiii)	Text of Press Release issued by the Offerors on November 27, 2013.
(a)(1)(xiv)	Text of Press Release issued by Embrapar on November 27, 2013 (English translation).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2013

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

By:	/s/ Isaac Berensztejn
Name:	Isaac Berensztejn

Title:	Officer

EMBRATEL PARTICIPAÇÕES S.A.

By:	/s/ Isaac Berensztejn
Name:	Isaac Berensztejn

Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated October 17, 2013.

(a)(1)(ii)*	Form of ADS Letter of Transmittal.

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients.

(a)(1)(v)*	Notice of Unified Offer to Purchase Common Shares and Preferred Shares Issued by Net, as made public on October 17, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 17, 2013).

(a)(1)(vi)*	Form of Summary Advertisement published on October 17, 2013 in The New York Times.

(a)(1)(vii)*	Text of Press Release issued by the Offerors on October 17, 2013.

(a)(1)(viii)*	Text of Press Release issued by the Offerors on November 8, 2013 relating to the filing of Amendment No. 4 to Schedule TO.

(a)(1)(ix)*	Text of Press Release issued by the Offerors on November 12, 2013.

(a)(1)(x)*	Text of Press Release issued by Embrapar on November 12, 2013 (English translation).

(a)(1)(xi)*	Text of Press Release issued by the Offerors on November 12, 2013.

(a)(1)(xii)*	Text of Press Release issued by Embrapar on November 13, 2013 (English translation).

(a)(1)(xiii)	Text of Press Release issued by the Offerors on November 27, 2013.

(a)(1)(xiv)	Text of Press Release issued by Embrapar on November 27, 2013 (English translation).

(b)	None.

(c)(i)*	Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários on June 6, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on June 7, 2012).

(c)(ii)*	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on October 1, 2012 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on October 2, 2012).

(c)(iii)*	Revised Valuation Report by BTG Pactual, filed with the Comissão de Valores Mobiliários, as made public on September 27, 2013 (English translation) (incorporated herein by reference to Exhibit 99.1 of the Offerors’ pre-commencement communication filing on Schedule TO on September 27, 2013).

(c)(iv)*	Opinion of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net (incorporated herein by reference to Annex A to Net’s Schedule 14D-9, filed on October 17, 2013).

(c)(v)*	Presentation of Banco de Investimentos Credit Suisse (Brasil) S.A., dated October 15, 2013, to the Board of Directors of Net (incorporated herein by reference to Exhibit (c)(v) to Net’s Schedule 13E-3, filed on October 17, 2013).

(d)(i)*	Shareholders’ Agreement, dated as of December 21, 2012, among EG Participações S.A. (“EG”) and the Offerors, and Net and América Móvil S.A.B. de C.V. (“América Móvil”), as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 26, 2012).

(d)(ii)*	Shareholders’ Agreement, dated as of December 21, 2012, among Globo Comunicação e Participações S.A. (“Globo”), Embrapar and Embratel, and EG, Net and América Móvil, as intervening parties (English translation) (incorporated herein by reference to Net’s report on Form 6-K, furnished to the SEC on December 27, 2012).

(d)(iii)*	Licensing Agreement, dated as of June 27, 2004, between G2C Globosat Comercialização de Conteúdos S.A. (formerly Net Brasil S.A.), Net and its Subsidiaries named therein (English translation) (incorporated herein by reference to Exhibit 10.6 to Net’s Amendment No. 1 to its registration statement on Form F-4, filed on February 7, 2005).

(d)(iv)*	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2007 annual report on Form 20-F, filed on June 30, 2008).

(d)(v)*	First Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to Exhibit 4.5 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(vi)*	Second Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to Exhibit 4.6 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(vii)*	Third Amendment to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to Exhibit 4.7 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(viii)*	Fourth Addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.8 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(ix)*	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.9 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(x)*	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.10 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xi)*	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to Exhibit 4.11 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xii)*	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to Exhibit 4.12 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xiii)*	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to Exhibit 4.13 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xiv)*	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to Exhibit 4.14 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xv)*	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to Exhibit 4.15 to Net’s 2009 annual report on Form 20-F, filed on May 21, 2010).

(d)(xvi)*	Optical Fiber Lease Agreement, dated November 22, 2005 (English translation) (incorporated herein by reference to Exhibit e(18) to Net’s Schedule 14D-9, filed on September 14, 2010).

(d)(xvii)*	First Amendment to the Optical Fiber Lease Agreement, dated August 29, 2008 (English translation) (incorporated herein by reference to Exhibit e(19) to Net’s Schedule 14D-9, filed on September 14, 2010).

(d)(xviii)*	Loan and Guaranty Agreement, dated June 19, 2008, among Banco Inbursa S.A., Net and the guarantor subsidiaries parties thereto (English translation) (incorporated herein by reference to Exhibit e(20) to Net’s Schedule 14D-9, filed on September 14, 2010).

(f)	Not Applicable.

(g)	None.

(h)	None.

*	Previously filed.